December 23, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

  File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on December 16, 2013 regarding the Trust’s Post-Effective Amendment No. 244 (“PEA No. 244”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 31, 2013 with respect to the WisdomTree Global Real Return Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in Post-Effective Amendment No. 283 to the Trust’s registration statement, which will also be filed with the SEC on December 23, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.05%
Total Annual Fund Operating Expenses*	0.65%

*	The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

Mr. Ed Bartz

December 23, 2013

2.	Comment: The Staff notes the Fund includes the word “Global” in its name. Please include disclosure in the “Principal Investment Strategies of the Fund” section stating that, under normal circumstances, the Fund invests significantly in companies organized or located outside of the United States or companies doing a substantial amount of business outside of the United States.

Response: The following has been added as the fourth sentence of the first paragraph of the “Principal Investment Strategies of the Fund” section:

Under normal circumstances, at least 40% of the Fund’s assets will be invested in securities issued by, or in financial instruments that provide exposure to, non-U.S. issuers, which may include foreign currencies.

3.	Comment: In the “Principal Investment Strategies of the Fund” section, please provide a market capitalization policy for the Fund’s investments in equity securities.

Response: The following has been added as the fifth sentence of the first paragraph of the “Principal Investment Strategies of the Fund” section:

The Fund may invest in issuers of any size.

4.	Comment: Please consider including the following disclosure, currently included in the “Principal Investment Strategies of the Fund” section, to the discussion of “Interest Rate Risk” in the “Principal Risks of Investing in the Fund” section:

Funds with higher durations generally are subject to greater interest rate risk. For example, the value of a fund with a portfolio duration of ten years would be expected to drop by 10% for every 1% increase in interest rates.

Response: The disclosure has been included in the discussion of “Interest Rate Risk” in the “Principal Risks of Investing in the Fund” section.

5.	Comment: In the “Principal Investment Strategies of the Fund” section, please note that non-investment grade securities are commonly referred to as “junk.”

Response: The disclosure in the “Principal Investment Strategies of the Fund” section has been revised as follows:

While the Fund intends to invest a relatively large percentage of its assets in “investment grade” securities, the Fund also may invest in “non-investment grade” securities (commonly referred to as “junk bonds”).

6.	Comment: The Staff notes the Fund may take or gain exposure to “long” or “short” positions in commodities and related instruments. Please confirm supplementally that fees associated with short sale transactions are included in the Fund’s fee table.

Mr. Ed Bartz

December 23, 2013

Response: The Fund does not currently intend to sell short securities. To the extent that the Fund does short securities in the future, any expenses incurred in connection therewith will be included in the Fund’s fee table.

7.	Comment: Please disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (“1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Islands subsidiary (the “WisdomTree Subsidiary”).

Response: We have made the requested disclosure. Please see “Specific Investment Strategies — Derivatives” located in the Fund’s SAI.

8.	Comment: Please disclose that each investment adviser to the WisdomTree Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response: WisdomTree Asset Management Inc. (“WTAM”) serves as investment adviser to the Fund pursuant to a written agreement that complies with the provisions of the 1940 Act, including Section 15 thereunder. In addition, Western Asset Management Company, Western Asset Management Company Limited, and Western Asset Management Company Pte. Ltd. in Singapore (together, “Western”) serve as sub-adviser to the Fund pursuant to a written contract that complies with the provisions of the 1940 Act, including Section 15. WTAM and Western also serve as adviser and sub-adviser to the WisdomTree Subsidiary, respectively.

9.	Comment: Please file, as an exhibit to the registration statement, the investment advisory agreement between the investment adviser and the WisdomTree Subsidiary as a material contract.

Response: While WTAM appreciates the Staff’s comment, it does not believe that the WisdomTree Subsidiary’s investment advisory agreements are material contracts of the Fund that are required to be filed as an exhibit to the Fund’s registration statement. We note, however, that the adviser and sub-adviser to the WisdomTree Subsidiary are the same entities that serve as the adviser and sub-adviser to the Fund, respectively, and the agreements relating to those services are already on file as exhibits to the registration statement.

10.	Comment: Please disclose that the WisdomTree Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).

Response: We will add the following disclosures to Item 35 of Part C of the registration statement:

1.	The WisdomTree Global Real Return Fund (the “Fund”) undertakes that it will not use the WisdomTree Real Return Investment Portfolio, Inc. (the “Subsidiary”) to evade the provisions of the Investment Company Act of 1940 (the “1940 Act”).

Mr. Ed Bartz

December 23, 2013

2.	The Subsidiary undertakes that the assets of the Subsidiary will be maintained at all times in accordance with the requirements of section 17 of the 1940 Act.

3.	The Subsidiary undertakes that they will maintain duplicate copies of their books and records at an office located within the United States, and the Securities and Exchange Commission (“SEC”) and its staff will have access to the books and records consistent with the requirements of section 31 of the 1940 Act and the rules thereunder.

4.	The Subsidiary undertakes that it will designate an agent in the United States for service of process in any suit, action or proceeding before the SEC or any appropriate court.

5.	The Subsidiary undertakes that it will consent to the jurisdiction of the United States courts and the SEC over it.

11.	Comment: Please disclose whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the WisdomTree Subsidiary is qualifying income. If the Fund has not received a private letter ruling, disclose the Fund’s basis for determining that undistributed income derived from the WisdomTree Subsidiary is qualifying income (e.g., an opinion of counsel).

Response: We confirm the Fund has received such a private letter ruling as disclosed in the “Additional Tax Information” section of the prospectus.

12.	Comment: Please disclose, as appropriate, whether any of the WisdomTree Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or principal risks of the Fund.

Response: The WisdomTree Subsidiary’s principal investment strategies and principal risks have already been included in the “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” sections, respectively.

13.	Comment: Please confirm that the financial statements of the WisdomTree Subsidiary will be consolidated with the financial statements of the Fund.

Response: The Trust confirms that the WisdomTree Subsidiary’s financial statements will be consolidated with those of the Fund.

14.	Comment: Please confirm each of the following:

(i)	the WisdomTree Subsidiary’s expenses will be included in the Fund’s fee table;

Mr. Ed Bartz

December 23, 2013

(ii)	the WisdomTree Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

(iii)	the WisdomTree Subsidiary and its board of directors will agree to the inspection of its books and records by the Staff.

Response: Each item is confirmed; however, to clarify with respect to Item (i), the Management Fee covers various expenses, including generally those of the WisdomTree Subsidiary except as enumerated in the Investment Advisory Agreement. Such expenses that are not covered by the Management Fee, if any occur, are expected to be less than 0.01%, and as such a line item has not been added.

15.	Comment: Please have the WisdomTree Subsidiary’s board of directors sign the Fund’s registration statement.

Response: We respectfully decline. The WisdomTree Subsidiary is not required to execute the Trust’s post-effective amendments. The WisdomTree Subsidiary is not offering its securities in the United States, nor is the WisdomTree Subsidiary a co-issuer of the Fund’s securities.

The WisdomTree Subsidiary was organized solely for the purpose of providing the Fund with a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service revenue rulings. The registrant also believes that the WisdomTree Subsidiary is not a co-issuer of the Fund’s securities and is, therefore, not required to sign the Fund’s post-effective amendments. The registrant is aware that with respect to funds relying on section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” funds) the SEC Staff requires the master fund to sign the registration statement of the feeder fund. The SEC Staff takes this position based upon its view that the feeder fund is a co-issuer of the master fund’s securities under Rule 140 of the Securities Act of 1933, as amended (“1933 Act”).

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [1933 Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.1

[1]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Mr. Ed Bartz

December 23, 2013

The WisdomTree Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the WisdomTree Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the WisdomTree Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the WisdomTree Subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the WisdomTree Subsidiary. The registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.2 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the registrant does not believe that the WisdomTree Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

16.	Comment: Please confirm the three individuals listed in the “Portfolio Managers” section are jointly and primarily responsible for the day to day management of the Fund.

Response: The Fund confirms that the three individuals listed are jointly and primarily responsible for the day to day management of the Fund.

17.	Comment: Please include the disclosure required by Item 8 of Form N-1A in the Fund’s prospectus.

Response: Disclosure in response to Item 8 of Form N-1A has been included in the Fund’s prospectus.

18.	Comment: The Staff notes that the description of the Fund’s investment advisory agreement included in the “Management” section states that the Adviser has agreed to pay generally all expenses of the Fund, subject to certain exceptions listed. Please confirm if the Adviser will pay the acquired fund fees and expenses incurred by the Fund.

Response: Acquired Fund Fees and Expenses are not paid by the Adviser. The description of the Fund’s investment advisory agreement included in the “Management” section of PEA No. 244 has been removed from the prospectus and is included in the “Investment Adviser” discussion in the SAI. The following sentence has been added to the “Investment Adviser” discussion in the SAI:

[2]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”).

Mr. Ed Bartz

December 23, 2013

The internal expenses of pooled investment vehicles in which a Fund may invest (acquired fund fees and expenses) are not expenses of the Fund and are not paid by WisdomTree Asset Management.

SAI

19.	Comment: Please remove the phrase “or any non-U.S. government” from the Fund’s fundamental policy regarding concentration as follows:

Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government~~, or any non-U.S. government, or their respective~~ or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.

Response: The requested change impacts a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. We therefore respectfully decline to make the requested change.

20.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz

December 23, 2013

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Long, Esq.
K. Michael Carlton, Esq.